UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Zhong Hua
Name:	Zhong Hua
Title:	Joint Company Secretary
Dated: March 29, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated March 28, 2012, entitled “2011 Annual Results Announcement”.
99.2	Press Release dated March 28, 2012, entitled “2011 Net Profit Hit Another Record High”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

2011 Annual Results Announcement

CHAIRMAN’S STATEMENT

Dear shareholders,

CNOOC Limited had already gone through a decade of rapid growth and elevated to a new platform when I assumed the position of chairman for the Company in April 2011. The Company’s daily production had surpassed 900 thousand barrels-of-oil-equivalent (BOE); net proved reserve had reached almost 3 billion BOE, with over 80 oil and gas fields in offshore China and overseas businesses spreading over 10 countries. The Company’s market value had exceeded US$100 billion. The Company’s corporate governance became widely recognized and was crowned with “Energy Company of the Year” by Platts Global Energy Awards.

During 2011, not only did we strive to accomplish all our targets established for the year under the new platform, we also drew from our experience in the last decade to devise more detailed plans for the Company’s future, mapping out a blueprint to realize a “New Era of Excellence”.

I would like to share with you here the key paths of how we could arrive at this “New Era of Excellence”.

First, we will continue to establish a foothold for exploration and development in offshore China where is the home for the Company. In 2011, we have further identified the exploration potential in this area and elevated the level of importance and our support for exploration work. Focusing on breakthroughs for resource replacement, the Company has strengthened its regional research activities and breakthoughs in the new regions and new exploration targets and achieved major progress in the area of the lithological traps in Bohai and high-temperature and high-pressure natural gas in Yinggehai.

With respect to development and production, during the year 2011, we overcame various difficulties and reached a net oil and gas production of 331.8 million BOE, thus sustaining the steady growing trend of our Company’s production over years. At the same time, the strategies on regional development and comprehensive adjustments have been further clarified. This would effectively lower the development threshold for oil and gas field in offshore China and fully tap the potential for underground reservoir.

In the future, we will continue to increase our momentum in exploration and development; primarily focus on exploration in mature areas while expanding exploration in new areas and new targets; insist on integrating exploration and development and maintain the Company’s oil and gas reserve and production growth.

Second, we will promote deepwater exploration and development. Oil and gas resouces are rich in the deepwater South China Sea and will be an important source for our Company’s medium and long term development. In recent years, our partners have already made a number of important discoveries in the area, including Liwan 3-1. We have also accumulated rich seismic data, deepened our understanding of the geological structure of the area, and identified a number of exploration targets.

At present, the Company is already well prepared in technical expertise as well as operational and managerial capability and will begin deepwater exploration in 2012. The Company has also taken part in a number of deepwater explorations overseas. In the years to come, deepwater will become the important battlefield of the Company’s exploration activities, as well as one of the important sources for reserve and production growth.

Third, we will continue to develop our overseas business. In order to maintain our sustainable growth, we will seek development opportunities globally apart from establishing a foothold at home, offshore China. In 2011, we achieved major breakthroughs in our overseas business development. On one hand, we have successfully established a presence in the resource rich Lake Albert Basin in East Africa. On the other hand, we have further expanded unconventional oil and gas resources such as shale oil and gas and oil sands.

The Company will continue to pursue value-driven acquisition strategies in order to create more room for reserve and production development. While rapidly developing our business overseas, we will enhance asset management and perfect business management system overseas, especially to control the risk on overseas business.

Fourth, we will lead our future development through technology innovation. World leading technology such as offshore heavy oil extraction invented by the Company has made significant contribution to the rapid growth of the Company. In the future, while pursuing the goal of “expanding reserves and increasing production”, we will focus on the development of heavy oil and low permeability oil and gas fields. The Company will develop different types of key technologies that are crucial in leading our future growth through independent research and absorbing innovative ideas.

Fifth, we will advocate on building our corporate culture. Health, safety and environmental protection are important components of our corporate culture. The Company is dedicated to pursuing the harmonious evolution between corporation and society and between humans and nature. In 2011, the oil spill accidents of Penglai 19-3 oilfield, a PSC oilfield in Bohai (“Penglai 19-3 oilfield”), drew wide attention from the media and the public. As a non-operating partner, we have actively assisted the operator on the follow-up work relating to the accidents in an effort to minimize the impact on the oceanic environment. We have also taken the opportunity to once again carry on a thorough inspection on offshore operation safety so as to protect against future incidents.

As a responsible company, we will continue to maintain our transparency and standard corporate governance with the intention to make a timely disclosure and to accept public scrutiny in a humble manner.

In 2011, the Company achieved a net profit of approximately RMB70.26 billion, basic earnings per share reached RMB1.57, a significant increase of 29.1% year over year. In view of the Company’s stable and healthy financial position, the Board of Directors (the Board) has recommended a year-end dividend of HK$0.28 (tax inclusive) per share for the year 2011.

In 2011, Mr. Fu Chengyu resigned as Chairman for the Company. Mr. Yang Hua resigned as Chief Executive Officer and was taken over by Mr. Li Fanrong. I wish to take this opportunity to thank Mr. Fu Chengyu as well as the Board led by Mr. Fu for the contributions made to the development of the Company. I believe that Mr. Yang Hua, as a non-executive director, will continue to contribute his wisdom and experience to the major issues such as strategic development of the Company. I also wish to congratulate Mr. Li Fanrong.

Currently, the fragile and imbalanced phenomenon of the world economic recovery has further surfaced while the economy of China has been able to maintain stable and relatively rapid growh. On the other hand, international oil prices are expected to maintain at a high level in view of increasing demand for energy resources. Under such circumstances, there is still plenty of room for growth for the oil and gas exploration and production industry. The blueprint for the Company’s “New Era of Excellence” has already been laid out. We will take the opportunity to continue to excel and will spare no effort to complete all our development targets, and pave the way to a more prosperous future for the Company.

WANG Yilin
Chairman

Hong Kong, 28 March 2012

CEO’S STATEMENT

Dear shareholders,

In November 2011, I took over the position of Chief Executive Officer for the Company following the resignation of Mr. Yang Hua. Under his leadership, Mr. Yang has built up a solid foundation for the future development of the Company through the hard work of the management and staff which he has successfully mobilized during his tenure. I wish to take this opportunity here to express my heartfelt respect and gratitude to Mr. Yang.

I have had approximately 30 years of experience in the development of offshore oil, witnessing the rapid development of the Company and have a strong passion for the offshore oil industry. It is an honor for me to assume this important task as Chief Executive Officer for the Company. Here, I would like to share with you the Company’s performance during the past year as well as our thoughts for the development of the Company in future.

Striving for our annual targets

In 2011, the Company’s development generally went smoothly but was confronted by difficulties that were unprecedented in the past. Under the circumstances, we continued to strive forward with meticulous planning and strengthened management, and achieved a number of breakthroughs in exploration, development and overseas expansion. During this period, I have been deeply impressed by the dedicated performance of the entire staff of the Company, for which I am very proud of.

In concrete terms, the Company has achieved satisfactory results on many fronts through our unreserved efforts in spearheading the Company from a strong foundation.

First, exploration results: the Company continued to broaden its thoughts and increase its investment on exploration activities, and achieved record levels of exploration work including wildcats drilling and seismic data collection. There were 16 new discoveries and the reserve replacement ratio reached 158%. Kenli 9-1 is a mid-sized discovery made in the mature area. The discoveries of lithologic traps in Qinhuangdao 33-2 and Qinghuangdao 33-3 , has led to a change in the direction of exploration in the Bohai area which was predominated by the search of structural traps, and has broadened the scope of our exploration territory. The successful appraisal of Dongfang 13-1 in Western South China Seas is also expected to open a new chapter for natural gas exploration in the area.

Deepwater exploration has also progressed in an orderly manner. We have strengthened our seismic data collection in the deepwater South China Sea, paving the way for deepwater exploration in 2012. We will strive to make the deepwater exploration a smooth operation and lay a foundation for the long term growth of the Company. In overseas, we have taken part in the drilling of several deepwater exploration wells in the Gulf of Mexico of the United States.

Second, development and production: In 2011, the Company proactively dealt with various challenges. Through thorough researching on reservoirs, refining water flooding, and enhancing the hourly production rate from oil and gas fields, the Company has been able to maintain a steady growth of oil and gas production from the producing fields. Realizing a net production of 331.8 million BOE, the Company accomplished its post-adjustment annual production target for the year.

In the Company’s 2010 annual report, we shared with our shareholders the two “new development policies,” the comprehensive adjustments and the regional development. For the comprehensive adjustments, we have focused on moving ahead with the Lufeng 13-2 adjustment project. The project commenced production at the end of 2011 with a daily peak production volume of 33 thousand BOE. We are very pleased with the results of this project as it represents a solid proof of the Company’s success on this new mechanism. We are also working with full steam on the regional development model, with Weizhou 6-9/6-10 oil fields expected to begin production in 2012.

Third, overseas development: in 2011, it was a good sign that the Company’s conventional and unconventional resources were moving ahead side by side in the course of its overseas development. On one hand, the Company has successfully extended to the core yet to be developed basin in East Africa, the Lake Albert Basin, through the acquisition of Tullow’s one-third interest in the exploration areas 1, 2 and 3A in Uganda. On the other hand, the Company has further expanded its business in the shale oil and gas sector in the United States, and expanded its investment in the oil sands business in Canada through the acquisition of OPTI Canada Inc. to bolster the development of the Company’s unconventional resource allocation.

In the future, the Company will maintain a foothold in offshore China, and will continue to develop its overseas assets and expand the scope for long term development on the basis of meeting its targets on resources, risk and return on investment. At the same time, the Company will actively manage its overseas business and streamline its overseas asset portfolio in order to create better value for its shareholders.

Fourth, financial performance: Benefiting from higher realized oil and gas prices, the Company achieved a net profit of approximately RMB70.26 billion in 2011, with a basic earnings per share of RMB1.57, representing a significant increase of 29.1% year over year.

Strengthening the foundation for growth

Health, safety and environmental protection have always been the foundation for the Company’s operation, underlying the Company’s management philosophy. Over the years, we have maintained a good track record in the areas of safety and environmental protection. The oil spill accidents of Penglai 19-3 oilfield and malfunction of several other facilities have rung alarms for us. While raising the awareness of safety and environment protection among our staff, we will continue to emphasize the following areas:

1.           To further improve the system for production safety management and raise the level of safety management;

2.           To strengthen the comprehensive facility management system and raise the level of intrinsic safety;

3.           To specify the system to detect and eliminate risk and enhance the risk management ability;

4.           To further improve oil spill prevention and response capability.

Planning for our medium to long term development

In early 2011, the Company established its production target for the years 2011 to 2015 with a compound annual growth rate of 6-10%. To achieve this, we will continue to establish a foothold in offshore China and develop our overseas business in order to protect the medium and long term sustainable growth of the Company.

First, continue to strengthen our exploration and development work in offshore China, where oil and natural gas resources are relatively rich and the level of exploration is comparably low. We will strengthen our research of the geological structure, and will move on with core areas, new areas and new exploration targets as well as deep water exploration to provide resource base for the Company’s development. We will follow the thoughts along regional development and comprehensive adjustments, carefully organize our operation resources and plan our development of new oil and gas fields. Weizhou 6-9/6-10, which is planned to commence production in 2012, represents one of the successful results of our regional development approach. In 2012 and the years to come, a number of comprehensive adjustments projects, including Panyu 4-2/5-1 adjustment, Suizhong 36-1 adjustment Phase II, Jinzhou 9-3 adjustment and Qinhuangdao 32-6 adjustment will gradually commence production, and will become one of the important sources for the Company’s future production growth.

Apart from this, we will follow the guideline of “integration of exploration and development” to organize our thoughts, and proceed with rolling exploration and rolling development to fully utilize the benefits of the asset allocation along offshore China to fully utilize the resource potential.

Second, to control the risk of overseas operation: over the past few years, the rapid development of the Company’s overseas business has brought along a few challenges. On one hand, we will enhance the control and reliability of our overseas business through the selection of experienced local partners while on the other hand, we will continue to build up our overseas professional team as well as the management system. At the same time, we will move ahead carefully and retreat at appropriate times in an effort to continue to streamline our overseas assets.

Third, to strengthen our cost control: in recent years, the increasingly stringent fiscal policies together with rising inflation have led to a high cost for the industry. In 2011, the Company’s all-in cost reached US$30.58 per BOE, an increase of 25.0% year over year. We will continue to consider economic efficiency as our primary goal in the evaluation of our investment projects, to streamline our management in order to increase productivity, and to encourage savings in order to control cost.

Fourth, to maintain and strengthen corporate governance: both the size and the asset allocation of the Company have experienced substantial changes following a decade of rapid development. We will insist on and strengthen corporate governance, as well as our internal control system and risk management on the basis of safety and environmental protection, in order to maintain control of our operational risk.

Looking forward to 2012, we will continue to strengthen our exploration work, to enhance our efforts to achieve breakthroughs in oil and gas exploration, to carefully organize the development and production of oil and gas fields, and to maintain a stable oil and gas production growth. At the same time, we will strive to control the cost under the cost rising environment.

The Company has excelled to a new platform of development. We are facing new challenges and at the same time ample room for development. We will follow the guidelines of the Company’s blueprint for “New Era of Excellence” to strive forward in order to create better values for our shareholders and to make a greater contribution to the community.

LI Fanrong
Chief Executive Officer

Hong Kong, 28 March 2012

Consolidated Statement of Comprehensive Income
Year ended 31 December 2011
(All amounts expressed in millions of Renminbi, except per share data)
		Group
	Notes	2011	2010
			Note 2.2
REVENUE
Oil and gas sales	6	189,279	146,134
Marketing revenues		50,469	32,446
Other income		1,196	1,456

		240,944	180,036
EXPENSES
Operating expenses		(18,264)	(15,647)
Taxes other than income tax		(10,332)	(7,109)
Exploration expenses		(5,220)	(5,483)
Depreciation, depletion and amortisation	7	(30,521)	(26,756)
Special oil gain levy		(31,982)	(17,706)
Impairment and provision		(22)	(27)
Crude oil and product purchases		(50,307)	(32,236)
Selling and administrative expenses		(2,854)	(3,039)
Others		(835)	(888)

		(150,337)	(108,891)

PROFIT FROM OPERATING ACTIVITIES		90,607	71,145

Interest income	7	1,196	618
Finance costs	8	(1,707)	(1,122)
Exchange gains, net	7	637	995
Investment income	7	1,828	427
Share of profits of associates		320	199
Share of profits of a joint venture		247	199
Non-operating (expenses)/income, net		(563)	142

PROFIT BEFORE TAX	7	92,565	72,603
Income tax expense	9	(22,310)	(18,193)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		70,255	54,410

OTHER COMPREHENSIVE (LOSS)/INCOME
Exchange differences on translation of foreign operations		(3,826)	(2,496)
Net (loss)/gain on available-for-sale financial assets, net of tax		(800)	5,590
Share of other comprehensive (loss)/income of associates		(20)	3

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR, NET OF TAX		(4,646)	3,097

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		65,609	57,507

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	11	1.57	1.22
Diluted (RMB Yuan)	11	1.57	1.21

Consolidated Statement of Financial Position
31 December 2011
(All amounts expressed in millions of Renminbi)
		Group
	Notes	2011	2010
			Note 2.2
NON-CURRENT ASSETS
Property, plant and equipment		220,567	186,678
Intangible assets		1,033	1,148
Investments in associates		2,822	1,781
Investment in a joint venture		20,175	20,823
Available-for-sale financial assets		7,365	8,616
Other non-current assets		379	-

Total non-current assets		252,341	219,046

CURRENT ASSETS
Inventories and supplies		4,380	3,975
Trade receivables	12	20,662	19,680
Held-to-maturity financial assets		23,467	3,040
Available-for-sale financial assets		27,576	18,940
Other current assets		7,684	14,486
Time deposits with maturity over three months		24,476	11,976
Cash and cash equivalents		23,678	27,287

Total current assets		131,923	99,384

CURRENT LIABILITIES
Loans and borrowings	14	19,919	21,194
Trade and accrued payables	13	20,424	18,056
Other payables and accrued liabilities		22,217	18,124
Taxes payable		7,656	11,049

Total current liabilities		70,216	68,423

NET CURRENT ASSETS		61,707	30,961

TOTAL ASSETS LESS CURRENT LIABILITIES		314,048	250,007

NON-CURRENT LIABILITIES
Loans and borrowings	14	18,076	9,859
Provision for dismantlement		24,964	15,825
Deferred tax liabilities	9	5,488	6,841
Other non-current liabilities		2,664	1,716

Total non-current liabilities		51,192	34,241

NET ASSETS		262,856	215,766

EQUITY
Equity attributable to owners of the parent
Issued capital	15	949	949
Reserves		261,907	214,817

TOTAL EQUITY		262,856	215,766

LI Fanrong	WU Guangqi
Director	Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
31 December 2011
(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards “IFRSs” (which also include International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards “HKFRSs” (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

Standards, revisions and amendments to IFRSs and HKFRSs which are applicable to the Group, and have been adopted for the first time for the current year’s financial statements:

Mandatorily adopted as of 1 January 2011:

IAS 24 (Revised)/HKAS 24 (Revised) – Related Party Disclosures

IAS 24 (Revised)/HKAS 24 (Revised) clarifies and simplifies the definition of related parties. The new definitions emphasise a symmetrical view of related party relationships and clarify the circumstances in which persons and key management personnel affect related party relationships of an entity. The revised standard also introduces an exemption from the general related party disclosure requirements for transactions with a government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. The accounting policy for related parties has been revised to reflect the changes in the definitions of related parties under the revised standard. IAS 24 (Revised)/HKAS 24 (Revised) are effective for annual periods beginning on or after 1 January 2011. The adoption of the revised standard did not have any impact on the financial position or performance of the Group.

Other than the impact of IAS 24 (Revised)/HKAS 24 (Revised) as discussed above, the mandatory adoption of effective IFRS and HKFRS has had no significant financial effect on the consolidated financial statements.

Early adopted before the mandatory effective dates:

IFRS 10/HKFRS 10 – Consolidated Financial Statements

IFRS 10/HKFRS 10 replaces the portion of IAS 27/HKAS 27 that addresses the accounting for consolidated financial statements. It establishes a single control model that applies to all entities. It requires management to exercise significant judgement to determine which entities are controlled, and therefore are required to be consolidated by a parent.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

The standard introduces a new definition of control under which control of investee requires an investor to possess all the following three elements: 1) the power over the investee; 2) the exposure or rights to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the investor’s returns. The adoption of IFRS 10/HKFRS 10 does not have significant impact on the Group’s consolidated financial statements.

IFRS 11/HKFRS 11 – Joint Arrangements

IFRS 11/HKFRS 11 replaces IAS 31/HKAS 31 Interests in Joint Ventures and Standing Interpretation Committee-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11/HKFRS 11 addresses only two forms of joint arrangements (joint operations and joint ventures) where there is joint control. In determining the type of arrangements, IFRS 11/HKFRS 11 requires parties to the arrangement to assess: 1) the legal form of the separate vehicle; 2) the terms of the contractual arrangement; and 3) other facts and circumstances that give them right to the assets and obligations for the liabilities or right to the net assets of the vehicle. A joint arrangement that meets the definition of a joint venture must be accounted for using the equity method. For a joint operation, an entity recognises its assets, liabilities, revenues and expenses relating to its relative shares thereof.

The application of this new standard impacts the financial position and presentation of statement of income of the Group. This is due to the cessation of proportionate consolidating a joint venture Bridas Corporation and the adoption of equity accounting for this investment.

Bridas Corporation is a separate legal entity that controls its own assets, earns its own income and incurs its own expenses and liabilities. The Group’s rights as a shareholder of Bridas Corporation are limited to dividends or distributions of the net assets of Bridas Corporation, rather than having direct rights to any operating assets, production output and obligations for any operating liabilities. Accordingly, the Group has evaluated its interest in Bridas Corporation as an investment in joint venture under IFRS 11/HKFRS 11.

Upon the adoption of IFRS 11/HKFRS 11, the Group changed the accounting for its investment in Bridas Corporation from proportionate consolidation to the equity method. The comparative period has been retrospectively adjusted with the investments in Bridas Corporation being equity accounted since the date of acquisition on 4 May 2010, hence the earlier adoption has no impact on the consolidated statement of financial position as at 1 January 2010.  The effect on the consolidated statement of financial position as at 31 December 2010 and the consolidated statement of comprehensive income for the year ended 31 December 2011 and 2010 is summarised below.

IFRS 12/HKFRS 12 – Disclosure of Interests in Other Entities

IFRS 12/HKFRS 12 establishes the disclosure objectives for an entity to disclose information concerning its interest in a subsidiary, a joint arrangement, and associate or an unconsolidated structured entity. It also requires an entity to disclose the significant judgements and assumptions it has made in determining the nature of its interest in another entity or arrangement, also in determining the type of joint arrangement in which it has an interest. Additional disclosures are made in the Group’s consolidated financial statements.

IAS 27 (Revised)/HKAS 27 (Revised) – Separate Financial Statements

Revisions are made resulting from the issuance of IFRS 10/HKFRS 10 and Consolidated Financial Statements are now addressed by IFRS 10/HKFRS 10. Therefore, IAS 27/HKAS 27 are revised to only address separate financial statements, including how to prepare separate financial statements of an investor and what disclosures should be made in the separate financial statements. The adoption of IAS27 (Revised)/HKAS 27 (Revised) does not have significant impact on the Group’s consolidated financial statements.

IAS 28 (Revised)/HKAS 28 (Revised) – Investments in Associates and Joint Ventures

Revisions are made resulting from the issuance of IFRS 11/HKFRS 11. An entity applies IFRS 11/HKFRS 11 to determine the type of a joint arrangement in which it is involved. Once it has determined that it has an interest in a joint venture, the entity recognises an investment and accounts for it using the equity method.

The five new or revised standards are required to be adopted for annual periods beginning on or after 1 January 2013 with early application permitted so long as all of the five new or revised standards are applied early. As discussed above, the Group has adopted these five new or revised standards starting from 1 January 2011.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

The following presents the effect of adopting IFRS 11/HKFRS 11 on the consolidated statement of financial position comparing the retrospectively adjusted 2010 balances to the balances previously reported, and the 2011 recorded balances to what would have been reported had the Group continued to proportionately consolidate Bridas Corporation:

Increase/(decrease)	2011	2010

Assets:
Property, plant and equipment	(24,440)	(25,653)
Intangible assets and goodwill	(1,783)	(1,874)
Investment in a joint venture	20,175	20,823
Other non-current assets	(1,487)	(1,523)
Trade receivables	(676)	(555)
Cash and cash equivalents	(1,205)	(12,284)
Other current assets	(73)	11,570

	(9,489)	(9,496)

Liabilities:
Loans and borrowings	(2,206)	(2,294)
Other non-current liabilities	(477)	(371)
Deferred tax liabilities	(5,679)	(6,281)
Trade payables	(674)	(494)
Other current liabilities	(453)	(56)

	(9,489)	(9,496)

The following presents the effect of adopting IFRS 11/HKFRS 11 on the consolidated statement of comprehensive income comparing the retrospectively adjusted 2010 amounts to the amounts previously reported, and the 2011 recorded amounts to what would have been reported had the Group continued to proportionately consolidate Bridas Corporation:

	2011	2010

(Decrease) in revenue	(4,941)	(3,017)
Decrease in operating expenses	1,031	557
Decrease in taxes other than income tax	1,330	1,095
Decrease in depreciation, depletion and amortisation	1,470	931
Decrease in other expenses	579	188
Decrease in income tax expense	284	47
Increase in share of profits of a joint venture	247	199

Total increase in net profit	-	-

The adoption of IFRS 11/HKFRS 11 has no material impact on basic and diluted earnings per share for the year ended 31 December 2011 and 2010.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

Recognition of the Group’s investment in Bridas Corporation as at 31 December 2010:

2010

Assets:
Property, plant and equipment	25,653
Intangible assets and goodwill	1,874
Other non-current assets	1,523
Trade receivables	555
Cash and cash equivalents	12,284
Other current assets	118

Liabilities:
Loans and borrowings	(2,294)
Other non-current liabilities	(371)
Deferred tax liabilities	(6,281)
Trade payables	(494)
Other current liabilities	(11,744)

Investment in a joint venture	20,823

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets and derivative financial instruments, which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2011.

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

4.	ACQUISITIONS AND OTHER VENTURES

2011

(i)
The Company and Bridas Energy Holdings Ltd. (“BEH”), through Bridas Corporation, a 50% owned joint venture, entered into a share purchase agreement with BP PLC (“BP”) on 28 November 2010, pursuant to which Bridas Corporation would acquire a 60% equity interest in Pan America Energy LLC (“PAE”) from BP for a consideration of approximately US$7.06 billion. On 5 November 2011, Bridas Corporation sent to BP a letter to terminate the above mentioned transaction to acquire 60% equity interest in PAE from BP.

(ii)
On 29 January 2011, CNOOC International Limited (“CNOOC International”) through its wholly-owned subsidiary, OOGC America, Inc., signed a purchase agreement with Chesapeake Exploration, LLC, a subsidiary of Chesapeake Energy Corporation to purchase a 33.3% undivided interest in the Denver-Julesburg and Powder River Basins in northeast Colorado and southeast Wyoming with a cash consideration of US$570 million. In addition, CNOOC International has agreed to fund 66.7% of Chesapeake’s share of drilling and completion costs in the project until an additional US$697 million has been paid. US$180 million was paid in 2011. The deal was closed on 11 February 2011.

(iii)
On 29 March 2011, CNOOC Uganda Ltd, a wholly-owned subsidiary of CNOOC International, entered into a sales and purchase agreement with Tullow Uganda Limited and Tullow Uganda Operation Pty. Limited, wholly-owned subsidiaries of Tullow Oil Plc., to acquire a one-third working interest in Uganda Exploration Areas 1, 2 and 3A (the “Uganda Assets”) for an initial cash consideration of US$1.467 billion, out of which US$251 million was paid in 2011. The acquisition of the Uganda Assets was subsequently completed on 21 February 2012, and the remaining US$1.216 billion was paid accordingly.

(iv)
On 20 July 2011, the Company entered into an Arrangement Agreement, through its indirect wholly-owned subsidiary, CNOOC Luxembourg S.à r.l, to acquire OPTI Canada Inc. (“OPTI”), a public company listed on the Toronto Stock Exchange (“TSX”), with a total consideration of approximately US$2.1 billion, which included an aggregate cash consideration of US$1.25 billion paid to the OPTI shareholders (US$34 million or approximately RMB214 million) and the Second Lien Noteholders (US$1.216 billion or approximately RMB7.69 billion). In addition, due to a change in control of OPTI as a result of the transaction, OPTI must redeem all of its outstanding First Lien Notes in December 2011 at a price equal to 102% of the principal amount of the First Lien Notes plus accrued interest (totaling US$878 million) pursuant to the indentures thereof. The acquisition was completed on 28 November 2011. In connection with the acquisition, the OPTI shares have been delisted from the TSX. OPTI Canada Inc. subsequently changed its name to CNOOC Canada Inc. on 15 December 2011.

The fair values of the identifiable assets and liabilities of OPTI as at the date of acquisition are as follows:
Fair value recognised on acquisition

Property, plant and equipment	14,600
Cash and cash equivalents	1,008
Trade receivables	326
Other current assets	105

Trade payables	(560)
Other current liabilities	(659)
Loans and borrowings	(14,262)
Other non-current liabilities	(344)

Goodwill on acquisition	-

Satisfied by cash	214

The fair values disclosed above are provisional subject to finalisation of valuation for the identifiable assets and liabilities. The review of the fair value of the assets and liabilities acquired will be completed within 12 months after the acquisition date.

4.	ACQUISITIONS AND OTHER VENTURES (continued)

(iv)	(continued)

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

Cash consideration	214
Purchase of Second Lien Notes	7,690
Cash and cash equivalents acquired	(1,008)

Net outflow of cash and cash equivalents in respect of the acquisition	6,896

Since the acquisition, CNOOC Canada Inc. contributed approximately RMB255 million to the Group’s turnover and approximately RMB15 million to the consolidated profit for the year.

If the acquisition had taken place at the beginning of the year, CNOOC Canada Inc. would have contributed approximately RMB2,418 million to the Group’s turnover and reduced the consolidated profit for the year by approximately RMB268 million.

5.	SEGMENT INFORMATION

(a)	Operating segments

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under joint arrangement and trading business. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The following table presents the segment financial information for the Group’s operating segments for the years ended 31 December 2011 and 2010.

	Independent operations		Joint arrangements		Trading business		Corporate		Eliminations		Consolidated
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Sales to external customers:
Oil and gas sales	114,411	85,425	74,868	60,709	-	-	-	-	-	-	189,279	146,134
Marketing revenues	-	-	-	-	50,469	32,446	-	-	-	-	50,469	32,446
Intersegment revenues	-	-	21,293	17,638	-	-	-	-	(21,293)	(17,638)	-	-
Other income	219	491	845	836	-	-	132	129	-	-	1,196	1,456

Total	114,630	85,916	97,006	79,183	50,469	32,446	132	129	(21,293)	(17,638)	240,944	180,036

Segment results
Operating expenses	(9,254)	(7,775)	(9,010)	(7,872)	-	-	-	-	-	-	(18,264)	(15,647)
Taxes other than income tax	(6,904)	(4,434)	(3,428)	(2,675)	-	-	-	-	-	-	(10,332)	(7,109)
Exploration expenses	(3,982)	(4,120)	(1,238)	(1,363)	-	-	-	-	-	-	(5,220)	(5,483)
Depreciation, depletion and amortisation	(16,080)	(12,833)	(14,441)	(13,923)	-	-	-	-	-	-	(30,521)	(26,756)
Special oil gain levy	(22,120)	(12,048)	(9,862)	(5,658)	-	-	-	-	-	-	(31,982)	(17,706)
Impairment and provision	(22)	(27)	-	-	-	-	-	-	-	-	(22)	(27)
Crude oil and product purchases	-	-	-	-	(50,307)	(32,236)	-	-	-	-	(50,307)	(32,236)
Selling and administrative expenses	(79)	(122)	(1,164)	(1,267)	-	-	(1,611)	(1,650)	-	-	(2,854)	(3,039)
Others	(350)	(535)	(396)	(225)	-	-	(89)	(128)	-	-	(835)	(888)

Interest income	-	-	22	28	-	-	1,174	590	-	-	1,196	618
Finance costs	(831)	(502)	(523)	(418)	-	-	(353)	(202)	-	-	(1,707)	(1,122)
Exchange gains/(losses), net	-	-	(29)	34	-	-	666	961	-	-	637	995
Investment income	-	-	-	-	-	-	1,828	427	-	-	1,828	427
Share of profits of associates	-	-	-	-	-	-	320	199	-	-	320	199
Share of profits of a joint venture	-	-	247	199	-	-	-	-	-	-	247	199
Non-operating (expenses)/income, net	-	-	-	-	-	-	(563)	142	-	-	(563)	142
Income tax expense	-	-	-	-	-	-	(22,310)	(18,193)			(22,310)	(18,193)

Segment profit for the year	55,008	43,520	57,184	46,043	162	210	(20,806)	(17,725)	(21,293)	(17,638)	70,255	54,410

Other segment information
Segment assets	100,629	93,405	157,065	141,098	4,232	3,160	99,341	58,163	-	-	361,267	295,826
Investments in associates	-	-	924	-	-	-	1,898	1,781	-	-	2,822	1,781
Investment in a joint venture	-	-	20,175	20,823	-	-	-	-	-	-	20,175	20,823

Total assets	100,629	93,405	178,164	161,921	4,232	3,160	101,239	59,944	-	-	384,264	318,430

Segment liabilities	(33,706)	(20,740)	(50,337)	(56,420)	(2,261)	(1,358)	(35,104)	(24,146)	-	-	(121,408)	(102,664)

Total liabilities	(33,706)	(20,740)	(50,337)	(56,420)	(2,261)	(1,358)	(35,104)	(24,146)	-	-	(121,408)	(102,664)

Capital expenditures	20,598	24,707	45,290	27,107	-	1	1,140	92	-	-	67,028	51,907

5.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Argentina, the United States of America, Canada and Singapore.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical information is presented for revenues from external customers as over 77% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets and capital expenditure information for the Group’s geographical information for the years ended 31 December 2011 and 2010.

	PRC		Asia except PRC		Oceania		Africa		North America		Consolidation and elimination		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Non-current assets	191,262	126,562	33,086	33,754	2,423	2,782	26,441	30,818	44,599	16,527	(52,835)	(13)	244,976	210,430

Capital expenditures	31,932	31,938	2,450	1,789	1	-	2,142	2,540	30,503	15,640	-	-	67,028	51,907

The information on non-current assets above is based on the location of assets and excludes financial instruments.

(c)	Information about major customers

The current year’s revenue of approximately RMB52,026 million (2010: RMB34,384 million ) and RMB33,591 million (2010: RMB13,218 million) was derived from sales by the independent operations and joint arrangements segments to China Petroleum & Chemical Corporation and PetroChina Company Limited respectively.

6.           OIL AND GAS SALES

	Group
	2011	2010

Gross sales	195,759	152,887
Less: Royalties	(3,134)	(3,523)
PRC government’s share of oil	(3,346)	(3,230)

Oil and gas sales	189,279	146,134

7.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2011	2010

Crediting:
Interest income from bank deposits	(1,196)	(618)
Exchange gains, net	(637)	(995)

Investment income:
– Net gain from available-for-sale publicly traded investments	(1,695)	(425)
– Net gain from held-to-maturity financial assets	(133)	(2)

	(1,828)	(427)

Charging:
Auditors’ remuneration:
– Audit fee	19	18
– Other fees	3	2

	22	20

Employee wages, salaries, allowances and social security costs	1,527	1,581

Equity-settled share option expenses	143	218

Depreciation, depletion and amortisation:
– Property, plant and equipment	30,397	26,943
– Intangible assets	204	195
– Less: Net amount capitalised	(80)	(382)

	30,521	26,756

Operating lease rentals:
– Office properties	133	128
– Equipment	1,616	1,819

	1,749	1,947

Repairs and maintenance	3,011	2,867
Research and development costs	850	823
Provision for inventory obsolescence	22	27
Loss on disposal of property, plant and equipment	94	65
Gain on disposal of a subsidiary	(372)	-
Donation to the CNOOC Marine Environmental and Ecological Protection Public Welfare Foundation	500	-

8.	FINANCE COSTS

	Group
	2011	2010

Interest on bank loans which are repayable within five years	637	264
Interest on other loans	921	384
Other borrowing costs	30	34

Total borrowing costs	1,588	682

Less: Amount capitalised in property, plant and equipment	(1,150)	(394)

	438	288
Other finance costs:
Unwinding of discount on provision for dismantlement	1,312	754
Others	(43)	80

	1,707	1,122

The interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.9455% to 6.375% (2010: from 4.1% to 6.375%) per annum during the year.

9.	INCOME TAX

An analysis of the tax expense in the Group’s consolidated statement of comprehensive income is as follows:

	2011	2010
Overseas
Current income tax	1,532	1,202
Deferred tax	906	976
PRC
Current income tax	21,309	17,434
Deferred tax	(1,437)	(1,419)

Total tax charge for the year	22,310	18,193

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	2011	2010
	%	%

Statutory PRC enterprise income tax rate	25.0	25.0
Effect of different tax rates for the Company and overseas subsidiaries	(0.5)	0.3
Tax credit from the government	(0.2)	(0.1)
Profit attributable to a joint venture and associates	(0.2)	(0.1)

Group’s effective income tax rate	24.1	25.1

The movements of deferred tax liabilities are as follows:

	2011	2010

At 1 January	6,841	7,440
Credited to the consolidated statements of comprehensive income	(531)	(443)
Disposal of a subsidiary	(549)	-
Exchange differences	(273)	(156)

At 31 December	5,488	6,841

10.	DIVIDENDS

	Group
	2011	2010

Declared and paid during the year:
Interim dividend	9,106	8,100
Final dividend	9,287	7,795

Total dividends paid in the year	18,393	15,895

Weighted average number of ordinary shares	44,668,570,359	44,669,199,984
Dividend per ordinary share	RMB0.41	RMB0.36

Final dividend proposed for approval at the annual general meeting at HK$0.28 per ordinary share (2010: HK$0.25 per ordinary share) - not recognised as a liability as at the end of the reporting period	10,142	9,421

Pursuant to the Enterprise Income Tax Law of the People's Republic of China and related laws and regulations, the Company is regarded as a Chinese resident enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

11.	EARNINGS PER SHARE

	Group
	2011	2010

Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculations	70,255	54,410

Number of shares
Number of ordinary shares issued at the beginning of the year	44,669,199,984	44,669,199,984

Weighted average number of ordinary shares for the basic earnings per share calculation	44,668,570,359	44,669,199,984

Effect of dilutive potential ordinary shares under the share option schemes	185,044,651	151,987,482

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,853,615,010	44,821,187,466

Earnings per share:
Basic (RMB Yuan)	1.57	1.22
Diluted (RMB Yuan)	1.57	1.21

12.	TRADE RECEIVABLES

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at 31 December 2011 and 2010, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

13.	TRADE AND ACCRUED PAYABLES

As at 31 December 2011 and 2010, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing and are normally settled within six months.

14.	LOANS AND BORROWINGS

Included in the current portion of the Group’s loans and borrowings, US$500 million 6.375% guaranteed notes issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company, were repaid subsequently in March 2012.

Included in the non-current portion of the Group’s loans and borrowings, US$1,500 million 4.25% guaranteed notes due in 2021 and US$500 million 5.75% guaranteed notes due in 2041 (collectively referred as the “Notes”) were issued on 26 January 2011 by CNOOC Finance (2011) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2011) Limited in respect of the Notes are unconditionally and irrevocably guaranteed by the Company.

15.	SHARE CAPITAL

Share	Number of shares	Share capital	Issued share capital equivalent of
		HK$’000,000	RMB’000,000
Authorised:
Ordinary shares of HK$0.02 each as at 31 December 2011 and 31 December 2010	75,000,000,000	1,500

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2010	44,669,199,984	893	949

As at 31 December 2010	44,669,199,984	893	949

Shares repurchased and cancelled*	(10,019,000)	-	-
As at 31 December 2011	44,659,180,984	893	949

*
During the year, the Company purchased 22,894,000 of its shares with an aggregate cash payment of HK$315,016,715 on the Hong Kong Stock Exchange. 10,019,000 shares were cancelled by the Company by 31 December 2011 and the remaining 12,875,000 shares were cancelled on 10 January 2012.

16.	SUBSEQUENT EVENTS

The Group has no other subsequent events needed to be disclosed in the consolidated financial statements, except those disclosed in note 4(iii) and note 14.

MANAGEMENT DISCUSSION AND ANALYSIS

STRATEGIES AND RISKS

Growth Strategy

As one of the largest independent oil and gas exploration and production companies, we mainly engage in exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as top priority. We plan to increase our reserves through drill bits and value-driven acquisitions. We plan to concentrate independent exploration efforts on major existing operating areas, especially in major areas of offshore China. In the meantime, we plan to continue to enter into joint arrangements with foreign partners to lower capital requirements and exploration risks. In 2011, we achieved a reserve replacement ratio of 158%.

We plan to increase production primarily through the development of proved undeveloped reserves. As of 31 December 2011, approximately 55.0% of our proved reserves were classified as proved undeveloped, which gives us the opportunity to achieve future production growth.

Develop natural gas business

We plan to capitalize on the growth potential of the PRC natural gas market, and continue to explore and develop natural gas fields. To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with parties possessing the relevant experience and expertise.

Since 2006, our partners made several gas discoveries in deepwater South China Sea, including Liwan 3-1, Liuhua 34-2 and Liuhua 29-1. We expect that our natural gas production would increase with these gas fields on stream.

Maintain prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote the cost consciousness among both our management team and other employees. Also, in our performance evaluation system, cost control is always one of the most important key performance indicators.

Aiming to reduce production cost, we plan to actively promote the regional planning and development of oil and gas field groups and to apply up-to-date drilling, production and offshore engineering technology to our operations.

Currently, we have a strong financial profile with a low gearing ratio. We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flows and fixed charge coverage. We also intend to actively manage our working capital to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated assets and debts to minimize exposure to foreign exchange rate fluctuations.

RISK FACTORS

The exploration and production of the oil and gas industry involves a high degree of risks. Our market risk exposures primarily consist of fluctuations in oil and gas prices, change in reserve, HSE, amendments to financial and taxation regulatory rules and policies and changes in exchange rates and interest rates.

Fluctuations in oil and gas prices

Since the Company makes reference to international oil prices to determine its realized oil price, fluctuations in international oil price would have a significant impact on the Company’s sales revenue and profit. In addition, the Company’s natural gas sales contracts are incorporated with price adjustment provisions. Any changes in international oil prices and inflation rate may result in changes in natural gas prices, which will affect the Company’s profitability.

Changes in reserve

High-risk and capital-intensiveness are characteristics of the exploration and development of oil and gas reserves. The Company’s exploration and development activities are exposed to various risks, including its inability to make any commercial discoveries.

In addition, reserve appraisal depends on a number of factors, including the quantity and quality of technical and economic data, assumptions in oil price assessment, production curve as well as fiscal terms. If these factors and assumptions were proven to be inaccurate, the Company might need to readjust its reserves.

HSE

The Company is exposed to blowout, fire and spillage risks arising from the exploration, development and production operations. Any accident which may lead to casualties, property damage and environmental pollution may have an impact on the Company’s operational and financial conditions.

Changes to financial and taxation regulatory rules and policies

The Company has oil and gas assets in the PRC and other countries. Any change in fiscal policies of these countries, including the introduction of new taxes and increases in tax rates, may affect the profitability of the Company.

Other changes in regulatory rules, including policies on oil and gas prices, resource nationalization and exchange controls, may affect the Company's operational and financial conditions.

Currency risk

The Company’s oil and gas sales are substantially denominated in Renminbi and U.S. dollars. On 21 July 2005, China reformed its exchange rate regime by adopting a managed floating exchange rate approach that is based on market supply and demand and with reference to a basket of currencies. Renminbi is no longer pegged to U.S. dollars. In 2011, Renminbi appreciated approximately 5.11% against U.S. dollars. At the reporting date, 86.0% (2010: 81.5%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were denominated in U.S. dollars and Hong Kong dollars.

Interest rate risk

As at the end of 2011, the interest rates of 49% of the Company’s debt borrowings were fixed. The weighted average term of the Company’s debt was approximately 6.45 years.

2011 Overview

In 2011, the European sovereign debt crisis aggravated the global economic uncertainty, which significantly slowed down the global economic recovery and growth. In contrast, emerging economies maintained strong momentum for economic growth, with China maintaining its steady and rapid economic growth. Inflicted by geopolitical and economic factors, international oil price experienced significant volatility in 2011, and had a larger increase over last year, whilst heightening inflationary pressure also led to increased costs in the industry.

During the year, the Company overcame various unfavorable factors by seizing the opportunity and improving its competitiveness, laid a solid foundation for development and achieved satisfactory results.

In 2011, the Company increased the production of producing oil and gas fields through detailed study on oil reservoir, thorough water injection as well as enhancing the production time efficiency for oil and gas fields. The Company’s net oil and gas production was 331.8 million BOE and achieved the revised annual production target. The Company’s exploration activities achieved 16 new discoveries and a reserve replacement ratio of 158%.

During the year, the Company further expanded the shale oil and gas business in the U.S. and increased investment in oil sands in Canada through the acquisition of OPTI, which facilitated the vertical development of the Company’s unconventional assets.

Benefitting from the stable growth in oil and gas production, increases in realized prices and its relatively low costs, the Company achieved strong financial performance in 2011. The Company’s oil and gas sales were RMB189,279 million (US$29,309.7 million, with the exchange rates applicable for 2011 at 6.4579), representing an increase of 29.5% year over year. Net profit was RMB70,255 million (US$10,878.9 million), representing an increase of 29.1 % over last year.

For the year ended 31 December 2011, the Company’s basic and diluted earnings per share were RMB1.57 and RMB1.57, respectively. The Company’s board of directors recommended the payment of a final dividend of HK$0.28 per share (tax inclusive).

The 2012 outlook of the global political and economic situation remains complicated. The vulnerability of global economic recovery and uncertainty deepens while the geopolitical unrest continues in the Middle East and North Africa. In contrast, China has adopted a proactive fiscal policy and prudent monetary policy. Taking the “pursuing growth cautiously” for economic and social development, China’s economy is expected to maintain steady growth in 2012.

The global energy demand is expected to remain strong, providing significant development potential for the Company. In addition, costs are expected to continue to rise and the developments of unconventional oil and gas resources are expected to continue to attract interests.

Facing external opportunities and challenges, the Company is committed to solidifying its foundation for development to capture new opportunities in 2012. The Company’s key tasks include:

First, to ensure that new oilfields commence production on schedule. In 2012, four new projects are expected to commence production in offshore China, including the Panyu 4-2/5-1 adjustment project with estimated peak production of 57,000 barrels per day that is expected to become the major driver for future production growth. In overseas market, the Long Lake oil sands project in Canada and Missan oilfields in Iraq are also expected to contribute to the Company’s production. The Company plans to coordinate with its partners proactively to facilitate the smooth progress of all projects.

Secondly, to promote deepwater exploration and development. The Company proposed to drill three independent deepwater wells in the Pearl River Mouth Basin of Eastern South China Sea and further collect seismic data. In addition, the Company plans to collaborate with its partners to advance the development of Liwan 3-1, the first deepwater gas field in the PRC.

Thirdly, to tighten cost controls. In view of the high costs, changes in fiscal policy and the deepwater and unconventional oil and gas accounting for an increasing proportion of the Company’s assets, the Company has been experiencing the rising cost pressure. The Company plans to continue to improve its efficiency and cost-saving, as well as to strengthen its streamlined management to control its cost.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit increased 29.1% to RMB70,255 million (US$10,878.9 million) in 2011 from RMB54,410 million in 2010. The primary driving factor for the profit increase was higher realized prices. However, this positive factor was partially offset by higher special oil gain levy, higher income tax payments due to higher realized prices, and higher operating expenses and depreciation.

Revenues

	2011	2010	Change	Change (%)

Oil and gas sales (RMB million)	189,279	146,134	43,145	29.5%
Crude oil	176,703	135,558	41,145	30.4%
Natural gas	12,576	10,576	2,000	18.9%
Sales volume (million BOE)	314.0	316.6	(2.6)	(0.8%)
Crude oil (million barrels)	249.3	256.7	(7.4)	(2.9%)
Natural gas (bcf)	378	347	31	8.8%
Realized prices
Crude oil (US$/barrel)	109.75	77.93	31.82	40.8%
Natural gas (US$/mcf)	5.15	4.49	0.66	14.7%
Net production (million BOE)	331.8	329.6	2.2	0.7%
China	261.9	263.6	(1.7)	(0.6%)
Overseas	69.9	66.0	3.9	5.9%

The increase of our oil sales was primarily due to higher oil prices achieved by adopting adaptive marketing policies in the circumstance of higher benchmark oil prices affected by worldwide political conditions and strong domestic demand for crude oil in China. Although our production and sales of crude oil were affected by the Penglai 19-3 oil spill accidents and suspension of production of the OML130 project, we still achieved our production and sales goals set at the beginning of 2011 by expanding capacity of other oilfields and managing the production of new projects.

The increase of our gas sales was primarily due to increase of gas prices. Having seized the opportunities from the increase of spot market prices for gas in Southeast Asia due to the earthquake in Japan, we increased our gas sales in the spot market in 2011. In addition, in consideration of the development of domestic natural gas market, we have been adjusting our natural gas prices for customers through negotiations since the second half of 2010.

In 2011, our oil and gas production was 331.8 million BOE (including our interest in equity-accounted investees), of which offshore China and overseas operations contributed 261.9 million BOE and 69.9 million BOE, respectively. The overseas production accounted for 21.1% of our total net production in 2011, compared with 20.0% in 2010.

In 2011, our net marketing profit, which is marketing revenues less costs of purchases, decreased 22.9% to RMB162 million (US$25.1 million) from RMB210 million in 2010, mainly because we had no trading activites in Indonesia in 2011 as the gas production in Indonesia already met the need for that year. Our realized marketing profit margin, which is our marketing profit calculated as a percentage of marketing revenues, decreased from 0.7% in 2010 to 0.3% in 2011, primarily due to a lower profit margin of fixed premium trading, which was caused by the increase in sales volume when oil price was higher in 2011.

Operating expenses

Our operating expenses increased 16.7% to RMB18,264 million (US$2,828.2 million) in 2011 from RMB15,647 million in 2010. Operating expenses per BOE increased 18.0% to RMB58.2 (US$9.01) per BOE in 2011 from RMB49.3(US$7.28) per BOE in 2010. Operating expenses per BOE offshore China increased 19.7% to RMB53.5 (US$8.28) per BOE in 2011 from RMB44.7(US$6.60) per BOE in 2010. These increases were mainly attributable to the increase in raw material prices and supplier service fees as well as the increased operation workload on workovers. In addition, due to the extreme weather and other exceptional events, our HSE and maintenance costs also increased accordingly. Overseas operating expenses per BOE increased 13.6% to RMB81.7 (US$12.65) per BOE in 2011 from RMB72.0 (US$10.62) per BOE in 2010, primarily contributed by higher operating cost of newly acquired oil sands projects, increased prices of fuel and other resources in Southeast Asia, as well as increased repair cost and reduced production as a result of the equipment failure of OML130 AKPO oilfield.

Taxes other than income tax

Our taxes other than income tax increased 45.3% to RMB10,332 million (US$1,599.9 million) in 2011 from RMB7,109 million in 2010, primarily as a result of increased tax payments due to the increase in higher realized oil and gas prices, as well as payment of resource tax for operations in offshore China since November 2011.

Exploration expenses

Our exploration expenses decreased 4.8% to RMB5,220 million (US$808.2 million) in 2011 from RMB5,483 million in 2010, primarily as a result of our continuously enhancing exploratory activities including more wells being drilled and more seismic data being acquired. In 2011, we acquired 18,914 km 2D seismic data, as well as 15,822 km2 3D seismic data, representing an increase of 4,935 km2 from 2010. Our continuing efforts in exploration has led to a series of important discoveries on reserves. In addition, the discovery rate maintained at a high level. Our independent exploration activities consisted of 82 exploration wells, relatively the same as in 2010. Dry hole expenses decreased 33.5% to RMB1,986 million (US$307.5 million) in 2011 from RMB2,985 million in 2010.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 14.1% to RMB30,521 million (US$4,726.2 million) in 2011 from RMB26,756 million in 2010. Our average depreciation, depletion and amortization per barrel, excluding the dismantlement-related depreciation, depletion and amortization, increased 9.8% to RMB86.9 (US$13.45) per BOE in 2011 from RMB79.1 (US$11.68) per BOE in 2010, mainly attributable to the commencement of production on new oil and gas fields as well as comprehensive adjustment projects in recent years, which were developed under the environment of increasing prices of raw materials and services over the past few years. Meanwhile, we conducted comprehensive inspections on production safety conditions of the oil and gas fields offshore China, increased preventive maintenance, and put off some workload on stabilization and improvement of production performance, which led to dynamic variations of the production of some oil and gas fields in offshore China and the resulting downward adjustment of related proved reserve estimates.

The dismantlement-related depreciation, depletion and amortization costs increased 96.0% to RMB3,258 million (US$504.5 million) in 2011 from RMB1,662 million in 2010. Our average dismantling costs per barrel increased 98.1% to RMB10.38 (US$1.61) per BOE in 2011 from RMB5.24 (US$0.77) per BOE in 2010. The main reason for these increases was because, according to the PRC government’s filing requirement for domestic oil and gas fields abandonment schemes, the estimation methods for the abandonment of oil and gas fields were comprehensively adjusted in 2011, and projected service fees and raw material prices were raised further.

Special Oil Gain Levy

Our Special Oil Gain Levy increased 80.6% to RMB31,982 million (US$4,952.4 million) in 2011 from RMB17,706 million in 2010, primarily as a result of our increased sales volume and higher realized oil prices in offshore China. Benefiting from the PRC government’s increase in the levy threshold from US$40 to US$55 (effective from November 2011), our Special Oil Gain Levy is expected to decrease in the future.

Impairment and provision

Our impairment and provision decreased 18.4% to RMB22 million (US$3.4 million) in 2011 from RMB27 million in 2010, primarily due to the inventory provision during the year.

Selling and administrative expenses

Our selling and administrative expenses decreased 6.1% to RMB2,854 million (US$441.9 million) in 2011 from RMB3,039 million in 2010 mainly due to the decrease of commission expenses for acquisition projects. Our selling and administrative expenses per barrel decreased 5.1% to RMB9.10 (US$1.41) per BOE in 2011 from RMB9.58(US$1.41) per BOE in 2010.

Finance costs/Interest income

Our finance costs increased 52.1% to RMB1,707 million (US$264.3 million) in 2011 from RMB1,122 million in 2010, primarily due to the increase in unwinding of discount on provision for dismantlement in 2011. Our interest income increased 93.5% to RMB1,196 million (US$185.2 million) in 2011 from RMB618 million in 2010, mainly as a result of more interest earned from the enlarged scale of banking deposits and the increased effective interest rates.

Exchange gains, net

Our net exchange gains decreased 35.9% to RMB637 million (US$98.7 million) in 2011 from RMB995 million in 2010, primarily as a result of the decrease in the size of dividends receivable from a subsidiary.

Investment income

Our investment income increased 328.2% to RMB1,828 million (US$283.1 million) in 2011 from RMB427 million in 2010, primarily attributable to the increase in investments on corporate wealth management products and the optimization of investment portfolios under the condition that the products and portfolios are of good liquidity and low risk.

Share of profits of associates/a joint venture

Contributed by good performance of our associated companies/joint venture, our share of profits of associates/joint venture increased 42.4% to RMB567 million (US$87.7 million) in 2011 from RMB398 million in 2010.

Income tax expense

Our income tax expense increased 22.6% to RMB22,310 million (US$3,454.7 million) in 2011 from RMB18,193 million in 2010, primarily as a result of the increase in revenues and profit due to the increase of average realized oil and gas prices. Our effective tax rate decreased to 24.1% in 2011 from 25.1% in 2010, mainly attributable to the tax benefit obtained in the mechanism of investment tax credit applied to OML130 project in Nigeria, which had better profitability this year.

Capital Resources and liquidity

Overview

Our primary source of cash during 2011 was cash flow from operating activities. We used cash primarily to fund capital spending program and dividends.

	2011		2010	Change
	RMB million	US$ million	RMB million	RMB million	%
Generated from operating activities	116,171	17,989	70,883	45,288	63.9%
Used in investing activities	(99,036)	(15,336)	(64,203)	(34,833)	54.3%
Acquisition activities	(24,831)	(3,845)	(32,567)	7,736	(23.8%)
Capital expenditure	(36,823)	(5,702)	(28,332)	(8,491)	30.0%
Used in financing activities	(20,246)	(3,135)	(1,610)	(18,636)	1,157.5%

Cash generated from operating activities

In 2011, the increase in cash inflow from operating activities was mainly attributable to higher realized oil and gas prices.

Cash used in investing activities

In 2011, the increase in cash outflow from investing activities was mainly due to the payments of (1) RMB6,896 million for the acquisition of OPTI Canada Inc., (2) RMB4,838 million for the acquisition of a 33.3% undivided interest in the Denver-Julesburg and Powder River Basins, and (3) RMB6,758 million to fund 75% of Chesapeake’s share of development costs pursuant to a commitment made at the acquisition of the Eagle Ford Shale project.

In 2011, our capital expenditures (other than for the acquisitions mentioned above) increased 30.0% to RMB36,823 million (US$5,702.0 million), primarily as a result of the increase in exploration activities and the continuous development of projects under construction. Our development expenditures in 2011 primarily related to the development of the Eagle Ford Shale project, the OML130 project, Lufeng 13-2, Jinzhou 25-1S, Yacheng13-4 and Liuhua 4-1, as well as the expenses incurred for improving recovery factors of the oilfields in production.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale and held-to-maturity financial assets of RMB206,266 million (US$31,940.1 million). Our cash generated from investing activities was mainly from the proceeds from the sales of available-for-sale and held-to-maturity financial assets in the amount of RMB177,467 million (US$27,480.5 million), and from the increase of RMB12,500 million (US$1,935.6 million) in time deposits with maturity of more than three months.

Cash used in financing activities

In 2011, the increase in net cash outflow from financing activities was mainly due to the distribution of dividends of RMB20,877 million (US$3,232.8 million), the repayment of bank loans of RMB10,259 million (US$1,588.6 million) and the redemption of OPTI First Lien notes of RMB5,321 million (US$824.0 million). It was partially offset by the cash inflow of RMB18,132 million (US$2,807.7 million) from the proceeds of issuance of financial notes and from the bank borrowings.

At the end of 2011, our total outstanding debt was RMB37,995 million (US$6,030.0 million), compared to RMB31,053 million at the end of 2010. The increase in debt in 2011 was primarily attributable to the issuance of guaranteed notes of  US$2 billion. Our gearing ratio, which is defined as interest-bearing debt dividend by the sum of interest-bearing debt plus equity, was 12.6%.

OTHERS

EMPLOYEES

As of 31 December 2011, the Company has a total of 5,377 employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management team members and other qualified beneficiaries and to be exercised thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted a more appropriate salary structure.

CHARGES ON ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

CONTINGENCIES

(a)
On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. The Company then filed a suit in the Nigerian Federal High Court. In March 2011, the Nigeria Federal High Court delivered a binding judgement in favour of the Company, agreeing that the Company is not subject to Value Added Tax for the OML130 Transaction. The judgement was appealed by counterparties to the High Court. After seeking legal advice, the Company’s management believes that the Company has reasonable grounds in defending for such an appeal. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

(b)
On 26 October 2011, the Company received notice of assessment from Federal Inland Revenue Service (“FIRS”), confirming that the effective Petroleum Profit Tax (“PPT”) and related tax for the year of 2010 shall be calculated and payable on the basis of the PPT Tax Return prepared by Nigerian National Petroleum Corporation. The Company contested the notice of assessment. On 13 January 2012, the Company, together with South Atlantic Petroleum Limited, has filed an appeal in relation thereto to the local Tax Appeal Tribunal. No verdict has been issued to date, and the result of the appeal is still uncertain.

(c)
The Company has extended interest-free intercompany loans to CNOOC International, a wholly-owned subsidiary, to provide onward funding to its subsidiaries domiciled outside the PRC. Upon receipt of the Chinese Resident Enterprise Approval, the Company may be liable to pay taxes on the deemed interest income for the intercompany loan to CNOOC International starting from 1 January 2008. The Company is currently applying to, and awaiting confirmation from its in-charge tax authority for an exemption on this possible deemed interest income. In July 2011, the Company completed the transfer of the interest-free intercompany loans to the share capital account of CNOOC International, in order to reduce the future tax exposure arising from any deemed interest income for the intercompany loans.

(d)
Two oil spill accidents occurred on 4 June and 17 June 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (“PSC”) among CNOOC China Limited, the subsidiary of the Company, and two subsidiaries of ConocoPhillips (“ConocoPhillips”), the US based oil company, among which ConocoPhillips China Inc. (“COPC”) is the operator and responsible for the daily operations of the oilfield. Under the PSC, ConocoPhillips and the Company have 49% and 51% of participating interests, respectively, in respect of development and production. On 11 November 2011, the State Oceanic Administration of the PRC announced the investigation conclusion made by the joint investigation team of the government that, “ConocoPhillips China Inc. violated the Overall Development Plan during the production operation on Penglai 19-3 oilfield, had defects in its procedures and management, and did not take necessary measures after obvious accident signs emerged, which altogether eventually resulted in an accident involving liabilities, causing significant oceanic pollution by oil spill.”

On 25 January 2012, the Company released that COPC had reached an agreement with Ministry of Agriculture of the PRC and China National Offshore Oil Corporation, the Company’s parent company, to resolve fishery indemnification and compensation issues for the oil spill accidents of Penglai 19-3 oilfield. Under this agreement, COPC will put up RMB 1 billion to settle the indemnification and compensation for damages to the aquatic organisms in part of the affected areas of the Hebei Province and Liaoning Province as well as damages to the natural fishery resources in Bohai.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of these financial statements, the Company believes that it is not possible to determine provisions, if any, for the above mentioned accidents in these financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in these financial statements.

EXCHANGE RATE

For the purpose of this announcement, unless otherwise indicated, translations of Renminbi into US dollars for 2011 have been made at the rate of RMB6.4579 to US$1(2010: RMB6.7754 to US$1). These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been converted at the above rate or any other rates or at all.

DIVIDENDS

An interim dividend of HK$0.25 (tax inclusive) per share was declared on 24 August 2011, and paid to the shareholders of the Company on 30 September 2011.

The Board recommended a payment of a final dividend of HK$0.28 (tax inclusive) per share for the year ended 31 December 2011, payable on 28 June 2012 to all shareholders on the register of members of the Company on 6 June 2012, subject to shareholders’ approval.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2011 FINAL DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2011 Final Dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2011 Final Dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2011 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People's Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 31 May 2012.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed, together with the management, the Group’s consolidated financial statements for the year ended 31 December 2011, including the accounting policies adopted by the Group and has discussed the internal control and financial reporting matters. The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2011.

PURCHASE, DISPOSAL AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31 December 2011, the Company repurchased its own shares through the Hong Kong Stock Exchange as follows:

	Purchase consideration per share			Aggregated consideration paid
Month of purchase in 2011	No. of shares purchased	Highest price paid	Lowest price paid
		HK$	HK$	HK$

November 2011	1,119,000	14.00	13.94	15,643,944
December 2011	21,775,000	14.50	13.22	299,372,771

Total	22,894,000			315,016,715

The repurchases were made for the benefit of the Company and its shareholders as a whole with a view to enhance the earnings per share of the Company.

As at 31 December 2011, the Company had cancelled 10,019,000 of the 22,894,000 shares repurchased and the remaining 12,875,000 shares were cancelled on 10 January 2012. Save as described above, there was no purchase, sale or redemption of the Company’s shares by the Company or any of its subsidiaries during the year ended 31 December 2011.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 22 May 2012 (Tuesday) to 25 May 2012 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the annual general meeting on 25 May 2012 (the “AGM”), members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 21 May 2012 (Monday).

After AGM，if the resolution of final dividend was passed，the register of members of the Company will be closed from 1 June 2012 (Friday) to 6 June 2012 (Wednesday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 31 May 2012 (Thursday).

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES (“CG Code”)

Except deviation from the CG Code provisions A.4.1, the Company has complied with the code provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2011.

CG Code Provision A.4.1

Under CG Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years according to Article 97. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2011, with the required standards set out in the Model Code.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

The electronic version of this announcement is published on the website of the Hong Kong Stock Exchange (the “Stock Exchange”) (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The annual report for the year ended 31 December 2011, containing all the information required by Appendix 16 to the Listing Rules, will be dispatched to shareholders of the Company and published on the Hong Kong Stock Exchange's website and the Company’s website in due course.

By Order of the Board CNOOC Limited Wang Yilin Chairman

Hong Kong, 28 March 2012

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors WangYilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2010 Annual Report on Form 20-F filed on April 29, 2011.

Exhibit 99.2

中國海洋石油有限公司
CNOOC LIMITED
For Immediate Release

2011 Net Profit Hit Another Record High

(Hong Kong, March 28, 2012) - CNOOC Limited (the “Company", NYSE: CEO, SEHK: 00883) today announced its annual results for the 12 months ended December 31, 2011.

In 2011, the Company’s average realized oil price amounted to US$109.75 per barrel and its average realized natural gas price reached US$5.15 per thousand cubic feet, representing an increase of 40.8% and 14.7% year-over-year (“yoy”), respectively. Benefiting from the rising realized oil and gas prices, the Company’s oil and gas sales revenue reached RMB189.28 billion, up by 29.5% yoy while the net profit again hit a record high of RMB70.26 billion, up by 29.1% yoy.

In this year, the Company’s net production reached 331.8 million barrels of oil equivalent (BOE), representing a slight increase of 0.7% yoy，maintaining a steady growth in production. During the year, the Company experienced and overcame various challenges including suspension of production due to the oil spill accident on Penglai 19-3 oilfield which is operated under a production sharing contract.

Within the year, the Company achieved 13 discoveries and successfully appraised 18 oil and gas structures through independent exploration while our partner successfully appraised one oil and gas structure in offshore China. In respect of overseas exploration, we made 3 new discoveries and successfully appraised 2 oil and gas structures. The Company’s reserve replacement ratio amounted to 158%. Furthermore, the Company has also strengthened its exploration and research activities in the new regions and new targets and made significant progress in the fields of the lithological traps in Bohai and high-temperature and high-pressure natural gas reservoir in Yinggehai. Meanwhile, deepwater exploration has also been carried out in an orderly manner.

There are 2 new projects that successfully commenced production in 2011 in offshore China where another 16 projects are currently under construction to support the future growth of offshore China.

In 2011, the Company’s total capital expenditure reached US$6.42 billion, up by 26.7% yoy, among which US$1.46 billion was spent on exploration, US$3.66 billion on development, and US$1.18 billion on production, representing an increase of 31.1% and 50.8%, and a decrease of 18.0%, respectively.

During the period, attributed to the factors including the increase in the tax payment due to the rising realized oil and gas prices as well as the large increase in raw materials price and service fee, the Company’s all-in cost rose 25.0% yoy to US$30.58 per BOE.

Within the year, CNOOC Limited actively implemented its value-driven M&A strategy. Through the acquisition of Tullow’s one-third interest in the exploration areas 1, 2 and 3A in Uganda, the Company has successfully extended to the core yet to be developed basin in East Africa. In addition, the Company has further expanded its business in the shale oil and gas sector in the United States, and increased its investment in oil sands in Canada through the acquisition of OPTI Canada Inc. to further bolster the development of unconventional resources.

Mr. Li Fanrong, CEO of the Company commented, “In the year of 2011, we were confronted with unprecedented difficulties. After the oil spill accident occurred on Penglai 19-3 oilfield, we have carried out another thorough safety inspection on offshore production operation, in addition to enhancing HSE management and emergency response capabilities. In the meantime, with focus on reserve and production growth, we have made a number of breakthroughs in exploration, development and overseas business.”

In 2011, our basic earnings per share (EPS) reached RMB1.57. The Board of Directors has proposed a year-end dividend of HK$0.28 per share（tax inclusive）.

Mr. Wang Yilin, Chairman of the Company commented, “To CNOOC Limited 2011 is not a peaceful year. Under the guidance of the Company’s established strategies, we have achieved another record high sales revenue and net profit. We will strive forward in order to create more value for our shareholders and to make a greater contribution to the community.”

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2010 Annual Report on Form 20-F filed on April 29, 2011.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Zhang Yuxiao
Senior Supervisor, Media/Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: zhangyx12@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com